Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-142792

Investing in America's amaizing ethanol industry.

The issuer, Amaizing Energy Holding Company, LLC, has filed a registration statement (including prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC. For more complete information about this issuer and this offering, you may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (712)263-2676 or emailing ae@amzenergy.com. This offering is open to residents of the states of Iowa, Nebraska, Missouri, Kansas, and South Dakota. There are risks involved in investing in Amaizing Energy Holding Company, LLC, and the ethanol industry in general. Please see the risk factors contained in our registration statement for more information.

Agenda An Introduction to Amaizing Energy Holding Company, LLC Investing in America's amaizing ethanol industry.

Who We Are - Our Company

Who We Are Amaizing Energy Holding Company, LLC ("AEHC") was formed to effect the January 2007 merger of Amaizing Energy, L.L.C., and CassCo Amaizing Energy, LLC with and into the newly formed AEHC. Amaizing Energy, L.L.C. was the former owner and operator of our Denison, Iowa, ethanol plant. Originally formed in 2001 40 million gallon per year ("MGPY") nameplate plant began operations on September 11, 2005 Our Denison plant has a run rate of 48 MGPY to 57 MGPY CassCo Amaizing Energy, LLC was an entity formed in 2006 to develop, own and operate a new 100 MGPY plant near Atlantic, Iowa.

Existing plant in Denison, Crawford County New 100 MGPY plant in Atlantic, Cass County

Who We Are Current members of AEHC include: Amaizing Energy Cooperative Fagen Energy, Inc. NEK-SEN Energy, LLC Atlantic Energy, LLC Energy Partners, LLC ICM, Inc. Capitaline Renewable Energy, LP

Who We Are - Our Team Who We Are - Our Team Continuity: 17 Board Members have served on AEHC's board since inception, and 12 of the 13 of Amaizing Energy, L.L.C.'s board members served from its inception in 2001 until the merger into AEHC, and continue to serve on AEHC's board today.

Who We Are - Our Team Who We Are - Our Team Experienced management team that has been employed by AEHC, and prior to that by Amaizing Energy, L.L.C. Information related to the background of our management team is contained in AEHC's registration statement on file with the SEC and accessible for free at http://www.sec.gov.

Who We Are - Our Team Who We Are - Our Team 43 current employees, with experience and depth in ethanol plant operations, maintenance and management. AEHC will employ an estimated 100 employees when the Atlantic plant and Denison plant expansion are complete.

Who We Are - Our Team Who We Are - Our Team Accounting team includes Christianson & Associates, PLLP, and our auditor, Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Who We Are - Our Team Who We Are - Our Team Legal team led by Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C., which has been the legal team for AEHC, the former Amaizing Energy, L.L.C. and the former CassCo Amaizing Energy, LLC since their inceptions.

Who We Are - Our Team Who We Are - Our Team Construction of our Denison plant was completed by Fagen, Inc., using ICM, Inc. engineering technology. Fagen, Inc. will construct our new Atlantic plant and our Denison plant expansion.

Source: Renewable Fuels Association, report entitled "How Ethanol is Made," current as of April 25, 2007 , publicly available free of charge on the Internet at www.ethanolrfa.org.

Insert US picture from RFA with all plants on it

Source: American Coalition for Ethanol, StatUS: 2006 ACE State by State Ethanol Handbook

Source: American Coalition for Ethanol

Ethanol Supply & Demand Drivers There are many factors that can affect supply and demand for ethanol, including, but not limited to, the following: Octane enhancer Oxygenated fuel additive Reduce ozone Control carbon monoxide emissions Gasoline substitution Political and legislative Renewable Fuels Standard Tax law, including the Volumetric Ethanol Excise Tax Credit

Some Factors Affecting Ethanol Company Earnings There are many factors that can affect the earnings of companies in the ethanol industry. These include, but are not limited to, the following: Ethanol Prices Influenced, in part, by price of oil and refined gasoline products, transportation and infrastructure bottlenecks, and the supply and demand of ethanol and petroleum. Corn Prices Influenced, in part, by world supply and demand for corn and other grains, and by United States production and storage. Natural Gas Prices Influenced, in part, by world supply and demand for natural gas and energy, and by weather patterns. Distillers Grains Prices Influenced, in part, by world-wide supply and demand for distillers grains as a competing feedstock for animal feeds.

Historical Financial Information Available in the Financial Exhibits to the AEHC's Registration Statement on Form S-1 filed with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended. The Registration Statement is available for free by visiting EDGAR on the SEC website at http://www.sec.gov. Summary of AEHC's recent earnings reports: Period Ending: Net Income/(Loss) Six months ending March 31, 2007 $28, 236,446 Six months ending March 31, 2006 $7,997,416 Fiscal year ending September 30, 2007 Unavailable Fiscal year ending September 30, 2006 $29,689,114

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